UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **AngloGold Ashanti Generates Free Cash Flow After Beating Operating Guidance**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold" or the "company")

17 August 2015

NEWS RELEASE

AngloGold Generates Free Cash Flow After Beating Operating Guidance

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti today said it generated $71m of free cash flow in the second quarter with production and costs beating guidance on the back of another strong performance from its international mines and a recovery from its South African operations.

Production was 1.007Moz at a total cash cost of $718/oz* in the three months to June 30, 2015, compared with 1.098Moz at a total cash cost of $833/oz in the second quarter of 2014. The result compared with guidance of 960,000oz to 1Moz at $770/oz to $820/oz.

"Cost management will continue to be a key driver for us," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "Whilst we've greatly improved the balance sheet following the sale of CC&V, this will not diminish our focus on improving free cash flow and returns through active portfolio management, capital discipline, and unrelenting focus on our operations."

AngloGold Ashanti has responded to lower gold prices by cutting overhead expenditure by more than two-thirds since the end of 2012, whilst lowering all-in sustaining costs (AISC) by about a quarter over the same period. The group has introduced two new, low-cost mines, sold or closed higher-cost assets and removed unprofitable ounces from its portfolio. The company also sold its Cripple Creek & Victor mine (CC&V) in the US for $820m in June of this year to reduce net debt, and is now intensifying efficiency efforts to complement the cost benefit it receives from weakening local currencies and plummeting oil prices.

The company's international mines saw AISC 17% lower than the second quarter of 2014 at $844/oz. Standout performances were delivered by the Geita and the South American mines in Brazil and Argentina, while the contribution from Tropicana and Kibali reflected their full ramp-up. Work continues on a brownfield project options to extend life, improve production or enhance efficiencies, at the Geita, Serra Grande, Siguiri and Sunrise Dam mines.

Cost management continues to be a hallmark of the AngloGold Ashanti's performance. Whilst cash costs beat guidance by a wide margin, AISC fell by 12% from $1,052/oz in the second quarter of last year to $928/oz. All-in-costs also decreased by 12% from $1,155/oz to $1,021/oz. Second-quarter production was lower compared to the same period last year given the sale of Navachab in June 2014, Obuasi's move to limited operations phase and continued safety-related interruptions in South Africa.

Whilst production from South Africa was lower year-on-year, the mines improved their performance from the first quarter with a 9% increase in production. At Mponeng, where safety-related stoppages over the past year have caused delays in accessing higher-grade ore from the Below 120 Level project, production was 34% higher than the previous quarter.

The improved performance reflected in second-quarter adjusted headline earnings was $26m, or 6 US cents per share in the three months to 30 June 2015, compared with a loss of $4m, or 1 US cents per share, in the second quarter of 2014. Adjusted headline profit of $35m, or 9 US cents per share, was recorded the previous quarter.

Adjusted earnings before interest, tax, depreciation and amortization was $391m, compared with $372m in the second quarter of 2014, with the resulting improvement despite the 8% reduction in the gold price received and lower production.

*from continuing operations

Outlook

Gold production for the third quarter of 2015 is estimated to be between 900,000oz to 950,000oz and total cash costs of $770/oz to $820/oz assuming average exchange rates of R12.20/$, BRL3.00/$, $0.77/A$ and AP9.33/$. Brent at $62/bl average for the quarter.

The production and total cash cost estimates assumes one month of operating results from CC&V.

The annual guidance for production has been revised to exclude CC&V with effect from 1 August 2015 at 3.8Moz to 4.1Moz. The guidance for total cash costs and AISC remain at $770/oz to $820/oz and $1,000/oz to $1,050/oz, assuming average exchange rates of R12.05/$, BRL 2.98/$, $0.78/A$ and AP9.19/$. Brent at $62/bl average for the year.

Capital expenditure guidance for the year revised downward (excluding CC&V) by $100m to $0.9bn to $1.0bn.

Both production and cost estimates assume neither labour related interruptions, power or other disruptions at our operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.

ENDS

17 August 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481
                                cnthite@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031
                                sbailey@anglogoldashanti.com
General inquiries

                                media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031
                                sbailey@anglogoldashanti.com

Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555
                                  sbrockman@anglogoldashanti.com

Fundisa Mgidi (South Africa)   +27 11 6376763 / +27 82 821 5322
                                  fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 17, 2015

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary